Heineken
NV

03 FEB 11 AM 7:21

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003880

SUPPL

date
05 February 2003

our reference
02-033

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the publications of Heineken NV dated January 27, 2003. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/19

Exemption file number: 82-4953

Amsterdam, 27 January 2003

First trading in Heineken Holding options on Euronext Amsterdam

The first transactions in options on shares in Heineken Holding took place today on the Euronext exchange. Heineken Holding options are being traded alongside the existing options on shares in Heineken N.V. Euronext is introducing the options on Heineken Holding shares to offer shareholders greater choice and additional options for anticipating stock price developments of Heineken and Heineken Holding shares.

"The introduction of options on Heineken Holding shares removes one of the factors affecting the share's liquidity, and thereby also one of the causes of the discount on Heineken Holding shares in comparison to Heineken N.V. shares,' says Heineken Holding Chairman Mr. M. Das on behalf of the Management Board of Heineken Holding. Mr Das asked Euronext to allow Heineken Holding shares to be listed on one of the stock exchange indexes.

With an average daily volume of more than 100,000 shares, Heineken Holding is one of the most traded shares in the "other funds" category on the Euronext Amsterdam exchange. Heineken N.V. is one of the market's most active shares, with an average daily volume of over 1.8 million shares (2001), and is listed on the AEX index.

The symbol for the new options class is HEH. The market maker handling the transactions is Paerel Trading Partners B.V. The options are American style (exercise allowed at any point during the term), and are available with terms of 3, 6 or 9 months and notification in the cycle January, April, July, October ('jajo'-cycle).

Press information
information
Smink, van der Ploeg & Jongsma
Kees Jongsma
Phone: +31 20 647 81 81

Investors and Analyst
Jan van de Merbel

Phone: +31 20 52 39 590

For more information on Heineken Holding and Heineken N.V., please visit:
www.heinekencorp.com